Exhibit 99.2

Santiago, May 29, 2023

Ms.

Solange Berstein Jáuregui

President

Comisión para el Mercado Financiero

Present

Ref.: Material Event Notice.

Dear President of the Comisión para el Mercado Financiero,

Pursuant to the provisions set forth in Articles 9 and 10 of Law No. 18,045 of the Securities Market and Chapter 18-10 of the Updated Compilation of Rules of the Comisión para el Mercado Financiero, and duly authorized, I hereby inform you as a Material Event of Banco Itaú Chile (the “Bank” or “Itaú Chile”) the following:

We make reference to the Material Event issued by  Banco Itaú Chile  on March 2, 2023, pursuant to which the Bank informed that it had become aware of the intention of its controlling shareholder, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) –holder of approximately 65.62% of the issued, subscribed and paid shares of the Bank– to launch, directly or indirectly through its affiliates,  a voluntary tender offer to acquire up to all of the shares of the Bank not owned by Itaú Unibanco (the “Tender Offer”), representing approximately 34.38% of the issued, subscribed and paid shares of the Bank as of today, including those in the form of American Depositary Shares (“ADS”).

On that regard and on this date, the Bank has become aware that Itaú Unibanco made an announcement to the market in Brazil (the “Market Announcement”) (https://www.itau.com.br/download-file/v2/d/42787847-4cf6-4461-94a5-40ed237dca33/d3e570f6-b284-38d6-9b4e-a8b8c5de0c47?origin=1) informing that, in line with the Material Fact disclosed on March 2, 2023 Itaú Unibanco  received on May 26, 2023 the last pending regulatory authorization to increase its shareholding in Banco Itaú Chile and, therefore, will move forward with the proposed voluntary tender offer for the acquisition by Itaú Unibanco or its affiliates, of up to all of the outstanding shares issued by Itaú Chile (“Shares”), including those in the form of ADS.

As announced by Itaú Unibanco on its Market Announcement, the tender offer is expected to commence on June 6, 2023, concurrently (i) in Chile, for all stockholders of Itaú Chile; and (ii) in the United States of America for all holders of ADSs and U.S. holders who hold Shares. In accordance with applicable Chilean law, Itaú Unibanco intends to publicly announce the tender offer in two Chilean national newspapers on June 05, 2023, one day before the commencement of the tender offer from which date it will be opened for tenders.

Pursuant to the Market Announcement, the purchase price per share pursuant to the tender offer will be CLP 8,500.00 (eight thousand five hundred Chilean pesos), which, in relation to the amount mentioned in the Material Fact disclosed on March 2, 2023, reflects essentially the adjustment due to (i) the payment of dividends by Itaú Chile on April 25, 2023, as approved at its General Shareholders Meeting of April 20, 2023, and disclosed to the market on the same day and (ii) the reverse stock split of Itaú Chile, which became effective as of May 26, 2023, in a 4,500:1 ratio, and, as a result, each lot of 4,500 shares were grouped into one single share. For information purposes, it is worth mentioning that the price per share pursuant to the tender offer is greater than the price per share that would be required in case of a mandatory tender offer in Chile.

Finnally, Itaú Unibanco emphasized that its Market Announcement  is exclusively for informational purposes about the completion of the necessary authorizations to move forward with the planned tender offer and to disclose the updates on the price and number of shares and does not constitute a tender offer for the acquisition of any securities.

Sincerely,

Gabriel Amado de Moura

Chief Executive Officer

Banco Itaú Chile